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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PRISMAJ COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 FRONTAGE ROAD
(No. and Street)

NORTHFIELD IL 60093
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SRIKANTH SANKARAN 847 977 9716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JEFF BAER AND ASSOCIATES
(Name – *if individual, state last, first, middle name*)

35 N WHITNEY 2ND FLOOR GRAYSLAKE IL 60030
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SRIKANTH SANKARAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRISMA & COMPANY, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


OFFICIAL SEAL
NONA MCGAHAN
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/10/06

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JEFFREY BAER & ASSOCIATES, LTD.
Certified Public Accountants & Consultants

Member
American Institute of Certified Public Accountants
Illinois CPA Society

To Whom It May Concern:

As required by Regulation 1.16 under the Commodity Exchange Act (CEA), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Prisma & Company, Inc. ("Company") that we considered relevant to the following objectives stated in Regulation 1.16.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures as referred under relevant acts of the Commodity Futures Trading Commission (CFTC) and the Securities and Exchange Commission (SEC). In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the CFTC' s and SEC's above stated objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives and practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections o to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal controls would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal controls components does not reduce to a relatively low level the risk that errors or fraud in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal controls and operation, including controls for safeguarding firm assets (the Company does not carry and will not carry any customer assets) that we consider to be material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for the purposes in accordance with CEA Act and related regulations and that practices and

35 N. Whitney Street • 2nd Floor • Grayslake, Illinois 60030 • (847) 223-5547 Tel • (847) 223-5675 Fax • www.jbaercpa.com

procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and uses of the Board of Directors, management, the CFTC, the SEC and other regulatory agencies that rely on Regulation 1.16 under the CEA Act and should not be used for any other purpose.



Jeffrey Baer, CPA
February 21, 2005


RECD S.E.C.
FEB 28 2005
1086

PRISMA & COMPANY

FINANCIAL STATEMENTS AND SUPPORTING
SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004

AVAILABLE FOR PUBLIC INSPECTION

JEFFREY BAER & ASSOCIATES, LTD.
Certified Public Accountants & Consultants

JEFFREY BAER & ASSOCIATES, LTD.
Certified Public Accountants & Consultants

Member
American Institute of Certified Public Accountants
Illinois CPA Society

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Prisma & Company

I have audited the accompanying statement of financial condition of Prisma & Company as of December 31, 2004 and the related statements of income, changes in liabilities subordinated to claims of general creditors and stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Prisma & Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prisma & Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deerfield, Illinois
February 21, 2005

35 N. Whitney Street • 2nd Floor • Grayslake, Illinois 60030 • (847) 223-5547 Tel • (847) 223-5675 Fax • www.jbaercpa.com

PRISMA & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and Cash Equivalents		$ 17,597
Equipment	$ 4,000	
Less: Accumulated Depreciation	3,194	806
Total Assets		$ 18,403

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	$ 0
Stockholders' Equity:	
Common Stock-Class A, No Par Value, 100 Shares Authorized, 100 Shares Issued & Outstanding	100
Additional Paid-in Capital	312,585
Retained Earnings	(294,282)
Total Stockholders' Equity	18,403
Total Liabilities & Stockholders' Equity	$ 18,403

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF INCOME

For the Year Ended December 31, 2004

Revenue:	
Consulting Income	$ 6,500
Commission Income	179,696
Interest Income	9
	186,205
Expenses:	
Communications	7,000
Compliance & Regulatory Fees	3,140
Depreciation Expense	538
Professional Fees	57,765
Other Operating Expenses	117,535
	185,978
Net Income	$ 227

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS AND STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2004

	Liabilities Subordinated to Claims of General Creditors	Class A Common Stock	Capital In Excess of Par Value	Retained Earnings	Total
Balance of January 1, 2004	$ -0-	$ 100	$312,585	$(294,509)	$ 18,176
Net Income(Loss)				227	227
Balance as of December 31, 2004	$ -0-	$ 100	$312,585	$ (294,282)	$ 18,403

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 227	
Depreciation	538	
NET CASH PROVIDED BY OPERATING ACTIVITIES		765
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Purchase of Equipment		
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from additional paid-in-capital	$ 0	
NET CASH PROVIDED BY FINANCING ACTIVITIES		0
NET INCREASE IN CASH		765
CASH AT BEGINNING OF YEAR		16,832
CASH AT END OF YEAR		$ 17,597

The accompanying notes are an integral part of the financial statements.

PRISMA & COMPANY

NOTES TO FINANCIAL STATEMENTS

1. Organization

The Company was incorporated on June 20, 1996 as Prisma and Company under the laws of the State of Illinois. The Company is currently registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.; and as a Commodity Trading Advisor with the National Futures Association.

2. Capital Stock

The authorized capital stock of the Company is comprised of one class of common stock: Class A (voting stock), no par value, 100 shares authorized.

3. Minimum Capital Requirements

The Company is subject to the minimum capital requirements pursuant to the regulations under the Commodity Exchange Act, as amended, and the minimum net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. At December 31, 2004, the applicable minimum capital requirements had been exceeded.

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING

As of December 31, 2004

		Computation of Company in Unaudited Filing		Difference Add (Deduct)	Computation of Company Based on Audited Filing	
1.	Total ownership equity		$ 18,403	$ - 0 -		$ 18,403
2.	Deduct: Ownership equity not allowable for net capital		-	-		-
3.	Total Ownership equity qualified not net capital		$ 18,403	$ - 0 -		$ 18,403
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	-		-
	B. Other (deductions) or allowable credits		-	-		-
5.	Total capital and allowable subordinated liabilities		$ 18,403	$ - 0 -		$ 18,403
6.	Deductions and/or charges:					
	A. Total nonallowable assets	$ -	-	-	$ -	
	1. Additional charges for customers' and noncustomers' security accounts	-	-		-	
	B. Aged fail-to-deliver:					
	1. Number of items	-	-		-	
	C. Aged short security differences less:					
	1. Reserve					
	2. Number of items	-	-		-	
	D. Secured demand note deficiency	-	-		-	
	E. Commodity futures contracts and spot commodities proprietary capital charges	-	-		-	
	F. Other deduction and/or charges	-	-		-	
	G. Deductions for accounts carried under Rule 15c(3-1)(a)(6), (a)(7) and (c)(2)(x)	-	-	$ - 0 -	-	-
7.	Other additions and/or allowable credits	-	-	- -	-	-
8.	Net capital before haircuts on securities positions		$ 18,403	$ - 0 -		$ 18,403

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2004

	Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing	
9. Haircuts on securities (computed where applicable, pursuant to Rule 15c3-(f):						
A. Contractual securities commitments	-		-		-	
B. Subordinated securities borrowings	-		-		-	
C. Trading and investment securities:						
1. Bankers' acceptances, certificates of deposit and commercial paper	-		-		-	
2. U.S. and Canadian government obligations	-		-		-	
3. State and municipal government obligations	-		-		-	
4. Corporate obligations	-		-		-	
5. Stocks and warrants	-		-		-	
6. Options	-		-		-	
7. Arbitrage	-		-		-	
8. Other securities	-		-		-	
D. Undue concentration	-		-		-	
E. Other - Money Market	(48)	(48)	-		-	(48)
10. Net Capital		$ 18,355		$ -		$ 18,355
Computation of Basic Net Capital Requirement						
11. Minimum net capital required 6-2/3% of total aggregate indebtedness.		$ - 0 -		$ -		$ - 0 -
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		$ 5,000		$ -		$ 5,000
13. Net capital requirement		$ 5,000		$ -		$ 5,000
14. Excess net capital		$ 13,355		$ -		$ 13,355
15. Excess net capital or (net capital deficiency at $1,000% (line 10 less 10% of line 18)		$ 18,355		$ -		$ 18,355

PRISMA & COMPANY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND RECONCILIATION WITH THE COMPANY'S CORRESPONDING UNAUDITED PART 11A FOCUS REPORT FILING
As of December 31, 2004

Computation of Aggregate Indebtedness	Computation of Company in Unaudited Filing		Difference Add (Deduct)		Computation of Company Based on Audited Filing	
16. Total A.I. Liabilities		$ - 0 -				- 0 -
17. Add:						
A. Drafts for immediate credit	-		-		-	
B. Market value of securities borrowed for which no equivalent value is paid or credited	-		-		-	
C. Other unrecorded amounts	-	-				-
18. Total aggregate indebtedness		$ - 0 -		- 0 -		$ - 0 -
19. Percentage of aggregate indebtedness to net capital		0%				0%
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%				0%

PRISMA & COMPANY

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

AND

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

as of December 31, 2004

The Company does not carry customer accounts as defined by Rule 15c3-3 of the Securities Exchange Act of 1934. Therefore, the Company is exempt from the provisions of that rule.